SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND FOURTEENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: May 05, 2021, - at 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	due to the investiture of new Board members, saw a presentation featuring an overview of the Company;
II.	received and discussed the information provided by the Independent Auditors - Deloitte on the work related to the Financial Statements for the First Quarter of 2021 of Copel (Holding Company);
III.	unanimously approved the Interim Financial Statements for the first quarter of 2021 of Copel (Holding Company), after hearing the Statutory Audit Committee;
IV.	unanimously approved the restatement of the Financial Statements for fiscal year 2020 of Copel (Holding Company), after hearing the Statutory Audit Committee;
V.	unanimously approved the 2021 Reference Form (base 2020) of Copel (Holding Company), after hearing the Statutory Audit Committee;
VI.	unanimously approved the Annual Public Policy and Corporate Governance Letter - 2020/2021 Cycle and its publication;
VII.	unanimously approved Copel’s Integrated Report - 2020;
VIII.	unanimously resolved (with the abstention of the nominees) to elect, for the 2021/2023 term of office, Daniel Pimentel Slaviero, Marco Antônio Barbosa Cândido and Marco Antônio Bologna as members of the Investment and Innovation Committee; and Andriei José Beber, Daniel Pimentel Slaviero, Fausto Augusto de Souza and Marcos Leandro Pereira as members of the Sustainable Development Committee;
IX.	analyzed and discussed the terms of the Internal Regulations of the new Statutory Advisory Committees to the Board of Directors;
X.	unanimously approved the 2022-2026 Strategic Planning work schedule and authorized the beginning of the work, with the adjustments requested by the Body;
XI.	saw the presentation delivered by an expert on Innovation;
XII.	unanimously resolved a) to transfer the remaining actions of the Remediation, Repair and Collaboration Plan within the scope of Copel Telecomunicações S.A., approved at the 206th Ordinary Board of Directors’ Meeting, on September 16, 2020, to the coordination of the Company’s Executive Board, in compliance with the recommendation of the Remediation, Repair and Collaboration Committee; and b) to terminate the activities of said Committee;
XIII.	received a report from the Company’s Statutory Audit Committee on various matters and discussed the topics;
XIV.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters; and
XV.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free translation of the summary of the minutes of Copel’s 214th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.